EXHIBIT 4.1

The Directors
The Companies
(as specified in the Schedule
to this letter)



14 December 2000


Dear Sirs,

HSBC Bank plc (`the bank') is pleased to offer the two Companies whose names are listed in the Schedule to this letter (`the Companies') a collective net overdraft facility (`the Facility') on the terms referred to below but otherwise subject to normal banking terms and conditions.

LIMIT

(pound) 2,500,000 (Two million five hundred thousand) (`the Limit') until the 31st January 2000 and thereafter (pound)2,250,000 until the renewal date.

AVAILABILITY

The bank may at any time withdraw the Facility and/or demand repayment of all sums owing. Subject to this, the Facility is due for review in two months' time.

INTEREST RATE

2% p.a. over the bank's Base Rate as published from time to time on amounts within the limit.

FEES

An arrangement fee of (pound)5,000 will be payable.

SECURITY

The repayment and discharge of all monies at any time owing in respect of the Facility will be secured by all security at any time given to the bank in respect of the liabilities to the bank of the Companies or any of them.

Without limiting the above, the security listed in the attached Security
Schedule is to be held.

All costs, fees and expenses, as mentioned in the General Terms and Conditions attached to this letter, shall be payable by the Company on whose behalf such costs and expenses are incurred, or as otherwise agreed with the bank.


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ADDITIONAL MATTERS

In considering from time to time the continuation of the Facility, the bank will have particular regard to the matters listed on the attached page headed "Additional Matters". Regardless of whether such Additional Matters are being observed, the bank may still at any time withdraw the Facility and/or demand repayment of all sums owing.

The Facility shall be subject to the General Terms and Conditions and Security Schedule attached to this letter.

This offer is conditional upon the unqualified acceptance of all of the Companies. However, any Company accepting the letter shall be bound by its terms even though not all of the other Companies may have done so, or be so bound through some defect, informality or insufficiency in their powers.

To accept this offer please arrange for the enclosed copy of this letter to be signed and returned.

When accepting this offer you may wish to facilitate future arrangements by authorising any one of the Companies concerned, or a person holding an official position in one of the Companies or, if applicable, your holding company, as your agent to agree any changes in the arrangements with the bank from time to time. If so, please arrange for the authorisation attached to be signed and returned.

Yours faithfully,


David Boulter
Corporate Relationship Manager
For and on behalf of HSBC Bank plc


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                                  THE SCHEDULE



                              TOWNPAGESNET.COM PLC
                           AVATAR INTERACTIVE LIMITED

                                                              (`THE COMPANIES').


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                          GENERAL TERMS AND CONDITIONS

1     CALCULATION OF COLLECTIVE NET OVERDRAFT

      The amount of the collective net overdraft for the time being will be calculated by deducting the aggregate of the cleared credit balances (if any) on all the Companies' sterling current accounts with the bank (other than trust accounts) from the aggregate of the cleared debit balances on all the Companies' sterling current accounts with the bank.

2     DRAWINGS

      The amount of the collective net overdraft when calculated as above shall not at any time exceed the Limit.

      The bank may at any time refuse payment of any cheque or other order for payment which would result in the Limit being exceeded.

      In addition the bank may at any time refuse to allow any drawing or other disposal against any credit balance on any of the Companies' current accounts if, as a result, the amount of the collective net overdraft, when calculated as above, would exceed the Limit. This right applies irrespective of whether such Company is indebted to the bank on any other account.

3     UNCLEARED CREDITS

      When a credit is uncleared, it may still be included in the balance shown on the relevant account. In such cases, the uncleared credit may be treated by the bank as deducted from the balance shown on the relevant account for the purposes of working out interest payable and/or the amount available for withdrawal by the Companies. It is possible for interest to be charged by the bank on a larger debit balance, or for a lesser amount of money to be available for withdrawal by the Companies, than the balance on the relevant account.

      The bank may, on occasions, make payments from the Companies' accounts against uncleared credits. This does not mean the bank is bound to do so on any other occasion.

4     PAYMENT AND APPLICATION OF CREDIT MONIES

      Each of the Companies by accepting the terms of this letter irrevocably authorises the bank at any time in its sole discretion, with or without prior notice to that Company, to pay and apply any monies from time to time standing to the credit of any of that Company's accounts with the bank (whether in sterling or any other currency, on current account or on any term or deposit account but not accounts expressly designated as trust accounts) (`the Accounts') in and towards satisfaction of any indebtedness or liability to the bank of it or of any of the other Companies in respect of the Facility.

      In connection with the above each of the Companies further irrevocably authorises the bank to:



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      (i) bring to an end any fixed deposit period applying to any of the
      Accounts and to adjust any interest payable by the bank;

      (ii) convert one currency to another, and if it does, to do so at its then prevailing spot selling rate of exchange for that currency;

      and in doing so each of the Companies agrees that the bank shall have no liability to that Company.

      Nothing in this paragraph shall prevent the exercise by the bank at any time of any other right of set-off or of combination of accounts in and towards satisfaction of any indebtedness to the bank in respect of the Facility.

      A Company whose credit balances are paid or applied in such a way will become a creditor of the Company whose indebtedness or liability to the bank is reduced or discharged thereby but on the basis that any resulting claims of the creditor Company will rank behind hose of the bank and any other creditor whose claims are in priority to those of the bank.

5     INTEREST

      Interest will be payable on the amount of the collective net overdraft for the time being. Interest will be calculated on a daily basis and on the basis that there are 365 days in each year. Interest calculated on this basis is payable in respect of each of the 365 days in a calendar year (366 in a leap year) and debited in arrears on the bank's quarterly charging dates which at present are during March, June, September and December. On the dates interest (or any other charge) is debited, interest will become payable on any borrowings created by such debit.

      If the net overdraft Limit is exceeded, the bank will charge interest at the bank's Business Standard Debit Interest Rate on the borrowing in excess of the Limit. The bank's Business Standard Debit Interest Rate is currently 23.08% a year. The bank will continue to charge this rate until:

            the collective net overdraft on the accounts is back within the Limit, or the bank has written to the relevant party/ies agreeing a variation in the borrowing arrangements.

      The bank may, from time to time at its discretion, vary its Base Rate and Business Standard Debit Interest Rate with immediate effect by advertisement in the national press or notice in its branches or notice to the relevant party/ies.

      If the bank demands repayment, interest after demand will be charged at the same rates and on the same basis as before demand.


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6     CHARGES FOR BORROWINGS IN EXCESS OF OVERDRAFT LIMIT

      In addition to charging 23.08% for excesses over the Limit, the bank will also charge a daily excess fee for administration relating to the Facility. The amount of such fee is set out in the bank's Business Customer Price List, a copy of which we will, be pleased to provide upon request. The current daily excess fee is (pound)2 for each business day that the Facility is overdrawn in excess of the Limit. The Business Customer Price List sets out how this fee may be increased. It currently provides that the bank may, at its discretion, do so by giving at least one month's notice in its branches or by notice sent to that relevant party/ies by post and that the bank will not increase the fee more than once a year. The daily excess fee has not been changed since December 1991. The daily excess fee will be debited in arrears quarterly on the interest charging dates on the Companies' accounts.

      As an alternative to the daily excess fee, or in addition to that fee, the bank may charge management fees if time is spent monitoring the Companies' accounts or the circumstances otherwise require. The bank will tell the Companies the amount of these fees before debiting them.

7     COSTS

      On written demand by the bank the Companies shall jointly and separately liable to pay to the bank all costs, expenses, fees (including but not limited to any legal, security and valuation fees), stamp duty, taxes and other charges, and registration costs incurred or charged by the bank in connection with the negotiation, preparation, investigation, administration, supervision or enforcement of the Facility, this letter or any security.

8     ENVIRONMENTAL RESPONSIBILITY

      The Companies, by accepting the terms of the Facility, each warrant and represent to the bank that they are in full compliance with all applicable current laws, regulations and practices relating to the protection of the environment from pollution (`the environmental responsibility') and are not aware of any circumstances which may prevent full compliance in the future.

      Regardless of whether such warranties and representations are being observed, the bank may still at any time withdraw all of the Facility and/or demand repayment of all sums owing.

      The Companies, by accepting the Facility, jointly and separately indemnify the bank against all losses, claims, damages, costs, or any other liability which might arise (by reason of the bank providing this or any other facility and/or having a security interest in the Companies' assets) in respect of a breach of, or a failure to meet, an environmental responsibility.

9     INFORMATION

      The Companies shall provide, promptly, any financial or other information that the bank


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      may, from time to time reasonably request.

      Where financial accounts have not been audited, the bank may request an audit be carried out at the Companies' expense. The auditor must be a Registered Auditor.

10    FORCE MAJEURE

      The bank shall not be liable to any of the Companies for any loss, damage or delay attributable in whole or part to action by any government or government agency or other force majeure and in particular but not limited to strikes, industrial action, equipment failure or interruption of power supplies. The bank will always endeavour to give notice generally to customers of any anticipated delays by notices in branches.

11    TERMS OF THE OFFER

      The terms of the offer set out above are (except where otherwise stated or the context otherwise implies) independent of the terms applicable to any other facility afforded by the bank to any or all of the Companies.

12    GOVERNING LAW AND JURISDICTION

      The Facility and all matters (including the terms and conditions) relating to or arising out of or in connection with it shall be subject to and construed in accordance with the laws of Jersey. The Companies and the bank irrevocably submit to the non-exclusive jurisdiction of the courts of Jersey.


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                                                                        APPENDIX

                                SECURITY SCHEDULE

Unlimited Multilateral Company Guarantee to be given by Townpagesnet.com Plc, Avatar Interactive Limited, WWW.Co. UK Limited, Morbria Limited, Buyersguide Holdings Limited, to secure all liabilities of each other.

Debenture including Fixed Equitable Charge over all present and future freehold and leasehold property; First Fixed Charge over, among other things, book and other debts, chattels, goodwill and uncalled capital, both present and future; and First Floating Charge over all assets and undertaking both present and future to be given by Townpagesnet.com Plc, Avatar Interactive Limited, WWW.Co. UK Limited, Morbria Limited, Buyersguide Holdings Limited.

56,914,500 Ordinary Shares of 0.lp each of Buyers Guide Plc first Legal Charge given by Buyersguide Holdings Limited

Memorandum of Deposit to be given by Townpagesnet.com Plc over the Ordinary Shares it holds in Avatar Interactive Limited, WWW.Co. UK Limited, Morbria Limited, Buyersguide Holdings Limited, The Platinum Club Limited, Summerfields Publishing Limited, and Feature Boards Limited.

Guarantee for (pound) 2,500,000 to secure all liabilities of Avatar Interactive Limited to be given by Kevin R Leech.

Guarantee for (pound) 2,500,000 to secure all liabilities of Townpagesnet.com Plc to be given by Kevin R Leech.

Company Guarantee for (pound) 2,500,000 to secure all liabilities of Townpagesnet.com Plc to be given by Buyersguide Holdings Limited.

Company Guarantee for (pound) 2,500,000 to secure all liabilities of Avatar Interactive Limited to be given by Buyersguide Holdings Limited.


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                                                                        APPENDIX

                               ADDITIONAL MATTERS

Notwithstanding anything contained in the following provisions, such provisions shall be read at all times subject to the paragraph headed `Additional Matters' in the attached letter.

All security as listed in the security schedule in the appendix marked "Security Schedule" should be complete within 28 days of the date of this facility letter.


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                           ACCEPTANCE BY THE COMPANIES

We, the undersigned Companies, each accept the offer and all the terms and conditions contained in the attached letter dated 14 December 2000.

We each irrevocably authorise the bank to pay and apply our credit monies as mentioned in the letter.

We authorise the bank to debit the fees referred to In the letter to _______________ /plc current account number___________________

Company              Director/Secretary  Date of Acceptance  Date of Resolution

 ..................   ................... ..................  ...................

 ..................   ................... ..................  ...................



(Signed in each case for and on behalf of the Company, pursuant to a Resolution of the Board of Directors passed on the date specified above).


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            *AUTHORISATION FOR ANOTHER COMPANY OR PERSON TO AGREE NEW
                         BANKING ARRANGEMENTS IN FUTURE

We, the undersigned companies, each nominate and authorise:

 ..............................................................................

to agree with the bank from lime to time on behalf of each of us new arrangements relating to our banking facilities.

For the avoidance of doubt and without limitation to the above this authority includes the authority to irrevocably authorise the bank to pay and apply our credit monies, to alter the amount and nature of such facilities and to introduce new companies to, and exclude existing companies from, the companies from time to time party to such facilities.

Company              Director/Secretary  Date of Acceptance  Date of Resolution

 ..................   ................... ..................  ...................

 ..................   ................... ..................  ...................



(Signed in each case for and on behalf of the Company, pursuant to a Resolution of the Board of Directors passed on the date specified above).

* This form of authorisation is optional. Please complete if you would prefer to nominate one Company or individual to agree facilities on behalf of the Companies in future. If an individual is nominated please state title rather than personal name, and include the name of the relevant Company, e.g. `The
Managing Director for the time being of .................. Limited.'